Exhibit 7.1

SEALE and BEERS, CPAs
PCAOB & CPAB REGISTERED AUDITORS
www.sealebeers.com

December 8, 2009

Centracan Incorporated
65 East 55th Street,
New York, NY 10022

Dear Sir:

Within the preceding twenty four (24) hours, we have become aware that on or about August 19, 2009 you filed with the Securities and Exchange Commission ("SEC") your form 10Q for the period ending June 30, 2009, respectively and in violation of Regulation S-X.

You must contact the SEC regarding this matter within the next Five (5) Business days and provide us with a copy of that communication. Failing to do so will leave us with no alternative but to contact the SEC directly ourselves. Furthermore, we believe a Form 8-K for non-reliance should be filed.

Assuming you comply with the above you should plan to file an amended Q as soon as possible.

Very truly yours,

/s/ Seale and Beers, CPAs

Seale and Beers,

CPAs Las Vegas, Nevada

50 SOUTH JONES BLVD. SUITE 202, LAS VEGAS. NV 89107 (888) 727-8251 FAX: (888) 782-2351